Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30, 2011	Years ended December 31,
		2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes and accounting changes	$80	$76	$(792)	$(942)	$1,606	$1,853
Less: income attributable to noncontrolling interests before income taxes	98	199	87	—	—	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(18)	$(123)	$(879)	$(942)	$1,606	$1,853

Fixed charges included in income (loss) from continuing operations:
Interest expense	$256	$454	$393	$470	$481	$364
Interest portion of rental expense	8	15	14	18	15	15

Subtotal	264	469	407	488	496	379
Interest credited to investment contractholders	405	841	984	1,293	1,552	1,520

Total fixed charges from continuing operations	669	1,310	1,391	1,781	2,048	1,899
Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—
Interest credited to investment contractholders	—	—	—	—	1	2

Total fixed charges from discontinued operations	—	—	—	—	1	2

Total fixed charges	$669	$1,310	$1,391	$1,781	$2,049	$1,901

Income available for fixed charges (including interest credited to investment contractholders)	$651	$1,187	$512	$839	$3,655	$3,754

Ratio of income to fixed charges (including interest credited to investment contractholders)	0.97	0.91	0.37	0.47	1.78	1.97

Income (loss) available for fixed charges (excluding interest credited to investment contractholders)	$246	$346	$(472)	$(454)	$2,102	$2,232

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	0.93	0.74	(1.16)	(0.93)	4.24	5.89

For the six months ended June 30, 2011, our deficiency in income necessary to cover fixed charges was $18 million. For the years ended December 31, 2010, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $123 million, $879 million and $942 million, respectively.